

February 4, 2008   **08000793**



The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
<u>UNITED STATES OF AMERICA</u>

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

♦ **Stock Exchange of Thailand Filing, SSA-CP 007/2008**

     Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in January 2008

     Date: February 4, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing <u>tanyapasc@thaicom.net</u>

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED

· FEB 2 2 2008

THOMSON
FINANCIAL

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Shin Satellite Plc.

Enclosure



Summary Translation Letter
To the Stock Exchange of Thailand
February 4, 2008

SSA-CP 007/2008

February 4, 2008

Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in January 2008

To: The President
        The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

Details of ESOP	Grant II	Grant III	Grant IV	Grant V
The number of warrants (units)	4,400,100	5,894,200	7,562,100	10,033,800
Issuing Date	May 30, 2003	May 31, 2004	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	6.279	13.913	16.441	11.87
Exercise Ratio (warrant : ordinary share)	1:204490	1:1.02245		1:1
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant II, III, IV and V) in January 2008, as follows;

Outstanding of ESOP	Grant II	Grant III	Grant IV	Grant V
No. of exercised warrants in this month (units)	-	-	-	-
No. of remaining unexercised warrants (units)	1,918,500	5,894,200	7,562,100	10,033,800
No. of shares derived from this exercise (shares)	-	-	-	-
No. of remaining shares reserved for warrants (shares)	3,923,203	6,026,200	7,732,100	10,058,800

